Exhibit 99.18

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with (i) the report entitled the “Technical Report on a Mineral Resource Estimate for the Wheeler River Property, Eastern Athabasca Basin, Northern Saskatchewan, Canada” dated November 25, 2015, and (ii) the report entitled the “Technical Report on the Falea Uranium, Silver and Copper Deposit, Mali, West Africa” dated October 26, 2015, and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 29, 2016

/s/ Mark B. Mathisen
Mark B. Mathisen Roscoe Postle Associates Inc.